EXHIBIT 99.4

CONSENT OF INDEPENDENT AUDITOR

We hereby consent to the incorporation by reference in this Annual Report on Form 40-F for the year ended December 31, 2013 of Turquoise Hill Resources Ltd. of our report dated March 26, 2014, relating to the consolidated financial statements for the year ended December 31, 2013 and the effectiveness of internal control over financial reporting at December 31, 2013, which appears in the Exhibit incorporated by reference in this Annual Report.

We also consent to the incorporation by reference in the Registration Statements on Form S-8 (Nos. 333-160783, 333-143550, 333-135595, 333-128205 and 333-113048) of Turquoise Hill Resources Ltd. of our report dated March 26, 2014 referred to above.

/s/ PricewaterhouseCoopers LLP
Chartered Accountants
Vancouver, Canada
March 26, 2014